UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020 Commission File Number: 001-38396

BIOFRONTERA AG

(Registrant’s name / Translation of registrant’s name into English)

Hemmelrather Weg 201, D-51377 Leverkusen Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form:40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

This Form 6-K contains certain updated business and financial information regarding Biofrontera AG. In this Form 6-K, references to “Biofrontera,” the “Company,” “we”, “us” and “our” refer to Biofrontera AG and its consolidated subsidiaries, Biofrontera Pharma GmbH, Biofrontera Bioscience GmbH, Biofrontera Neuroscience GmbH, Biofrontera Development GmbH and Biofrontera Inc.

BUSINESS DEVELOPMENTS

Cutanea Acquisition and Integration

On March 25, 2019, we announced that we, through a U.S. subsidiary, had acquired Cutanea Life Sciences, Inc. (“Cutanea”) from Maruho Co., Ltd. (“Maruho”), the parent company of our major shareholder Maruho Deutschland GmbH. For information relating to the acquisition, including a summary of the Share Purchase and Transfer Agreement dated March 25, 2019, by and among Biofrontera Newderm LLC, Biofrontera AG, Maruho and Cutanea Life Sciences, Inc. (the “Cutanea Purchase Agreement”), relating thereto, please refer to our annual report on Form 20-F for the year ended December 31, 2018, which we filed with the Securities and Exchange Commission on April 29, 2019 (the “2018 Form 20-F”), including the notes to our audited financial statements included therein. Descriptions of any portion or portions of the Cutanea Purchase Agreement contained herein are qualified in their entirety by reference to the Cutanea Purchase Agreement, a copy of which is filed as Exhibit 4.13 to our 2018 Form 20-F.

At the time of the acquisition, Cutanea had two prescription drugs Xepi® and Aktipak®. Xepi® (ozenoxacin cream, 1%) is a topical non-fluorinated quinolone that inhibits bacterial growth. Currently, no antibiotic resistance against Xepi® is known and it has been specifically approved by the FDA for the treatment of antibiotic-resistant bacteria. The approved indication is impetigo, a common skin infection. It is approved for use in adults and children 2 months and older. Aktipak® is a generic drug for the treatment of acne vulgaris, mild to moderate acne. Due to technical challenges with the manufacturing process of Aktipak®, which cannot be remedied in the short term, Biofrontera determined to cease the sale of Aktipak® until further notice. The combined U.S. sales force will continue to promote our flagship drug Ameluz®. Xepi® is produced for Biofrontera by Ferrer Internacional S.A., the licensor of Xepi®, which supplied Cutanea, and now supplies Biofrontera, with the finished product. At the time of the acquisition, Cutanea also had other operations, including significant research and development projects.

 Biofrontera has substantially integrated Cutanea into its existing organization. Biofrontera Inc. has now taken responsibility for the supply chain management as well as customer service, financial and market access support for the expanded U.S. product portfolio. All Cutanea-related business activities in the U.S. have been consolidated at Biofrontera Inc.’s head office in Woburn, MA.

Biofrontera completed a restructuring of the legal entities affiliated with Cutanea on December 31, 2019. Prior to the restructuring, Cutanea was held by a direct, wholly-owned subsidiary of Biofrontera Inc. formed in connection with the acquisition of Cutanea, Biofrontera Newderm LLC, a Delaware limited liability company (“Newderm”). At the time of the acquisition, Cutanea owned two-wholly owned subsidiaries, Dermapex, LLC, a Delaware limited liability company (“Dermapex”), and Dermarc, LLC, a Delaware limited liability company (“Dermarc”), each of which became indirect wholly-owned subsidiaries of Biofrontera as a result of the acquisition of Cutanea. The restructuring was completed in the following order: (i) each of Dermapex and Dermarc were merged with and into Cutanea, with Cutanea surviving, (ii) Cutanea was then merged with and into Newderm, with Newderm surviving and (iii) Newderm was merged with and into Biofrontera Inc., with Biofrontera Inc. surviving. As a result, Dermapex, Dermarc, Cutanea and Newderm were each merged out of existence and all of the assets and liabilities of each of the foregoing were transferred by operation of law to Biofrontera Inc.

Research Agreement with Maruho

On March 19, 2019, Biofrontera signed an agreement with Maruho to continue its research cooperation with Maruho for the development of branded generics based on Biofrontera’s nanoemulsion technology. As part of the agreement, Biofrontera will begin to prepare one of the four active ingredients formulated using Biofrontera’s nanoemulsion technology for clinical trials. At this time, Biofrontera has started all necessary investigations and manufacturing steps for entry into the clinical phase.

In addition, Biofrontera and Maruho entered into a letter of intent regarding a possible indication expansion of Ameluz® for acne and the expansion of commercializing Ameluz® into Asia and Oceania, where acne is an important market. Maruho and Biofrontera have prepared a development plan and requested FDA approval of the plan. Preliminary feedback from FDA by way of a meeting request is encouraging, with FDA finding Biofrontera’s approach to Phase I and Pediatric studies reasonable in addition to providing feedback regarding designs of the phased clinical trials required for seeking additional indications for Ameluz®.

Clinical Developments

European Medicines Agency Recommends Label Extension for Ameluz® in the EU to include Treatment of Actinic Keratosis on Extremities, Trunk and Neck

In January 2020, the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) issued a positive opinion with respect to our submission for label extension for Ameluz®. The extended approval will include treatment of mild and moderate actinic keratoses on the extremities and trunk/neck. In addition, the results of the follow-up phase of the clinical comparative study for daylight PDT with Ameluz® and Metvix® will be included in the product information. The results to be included in the product information are as follows: (i) Ameluz®: lesion clearance rate after 3 months, 79.8%; recurrence rate 12 months after a single daylight PDT with Ameluz®, 19.5%; (ii) Metvix®: lesion clearance rate after 3 months, 76.5%; recurrence rate 12 months after a single daylight PDT with Metvix®, 31.2%. Based on the positive opinion received from the CHMP of the EMA, we anticipate that the European Commission will issue formal approval in the first quarter of 2020, although receipt of such final approval cannot be guaranteed.

FDA Label Extension Sought for Ameluz® to include Treatment of Actinic Keratosis on Extremities, Trunk and Neck

Biofrontera also entered into discussions with the FDA for approval in the U.S. of a label extension to include the treatment of actinic keratosis lesions on the trunk/neck and extremities. In January 2020, FDA provided positive and constructive feedback requesting additional clinical trials in order to demonstrate expanded indications for Ameluz® on additional areas of the body.

FDA Study Protocol Regarding PDT Treatment with Three Tubes of Ameluz®

In order to obtain additional support for seeking coverage and reimbursement acceptance and approval to use several tubes of Ameluz® for PDT treatment of actinic keratosis in larger peripheral body regions, Biofrontera is planning a pharmacokinetics study in which the safety of such treatment with three tubes will be tested. The preparatory work has been completed and the study protocol is currently being discussed with the FDA.

Clinical Trial for Treatment of Superficial Basal Cell Carcinoma

In September 2018, Biofrontera began work on a clinical trial in the U.S. for the treatment of superficial basal cell carcinoma with Ameluz® in combination with our BF-RhodoLED® lamp. Although the study has been delayed due to additional requests of the FDA concerning the design of the study protocol, Biofrontera continues to work diligently to recruit patients. If such treatment were to be approved by the FDA, we believe Ameluz® would be the only drug in the U.S. for the treatment of superficial basal cell carcinoma with PDT, although we cannot assure that we will receive this indication or that any indications will not be withdrawn.

Development of BF-RhodoLED-XL Lamp

Biofrontera is also working to develop a new lamp, the “BF-RhodoLED-XL,” which would allow use of Ameluz® on larger surfaces. Management believes that this new lamp, if it is developed and approved, could provide new business growth opportunities for our Company.

Submission of Matters to a Vote of Security Holders

Biofrontera announced the results of the Company’s Annual General Meeting held on July 10, 2019. The shareholders present represented 75.88% of the Company’s registered share capital.

A majority of the shareholders approved the agenda items proposed by our management board and supervisory board. All supplementary motions and countermotions submitted by the Deutsche Balaton group were rejected at the Annual General Meeting by the majority vote of the Company’s shareholders. At the meeting, Prof. Dr. Franca Ruhwedel was newly appointed to our supervisory board. No vote was required on agenda item 1, which related to the presentation of the annual accounts.

Shareholder presence:

Registered share capital:	€44,632,674.00
Shares issued:	44,632,674
Shares represented (initial presence):	33,865,764
Percentage (%) of registered share capital represented:	75.88%

Voting results:

Agenda Items	Number of Shares with Valid Votes	% of Registered Share Capital	Votes for	Votes Against	% Votes For	Votes Withheld
Proposal 2
Resolution concerning the discharge of the members of the Management Board for the fiscal year ended December 31, 2018

Proposal 2a
Prof. Dr. Hermann Lübbert	33,090,324	74.14%	19,867,106	13,223,218	60.0390%	23,712

Proposal 2b
Thomas Schaffer	33,782,743	75.69%	20,141,244	13,641,499	59.6199%	28,712

Proposal 2c
Christoph Dünwald	33,710,648	75.53%	27,156,734	6,553,914	80.5583%	22,066

Proposal 3
Resolution concerning the discharge of the members of our supervisory board for the fiscal year ended December 31, 2018

Proposal 3a
Dr. Ulrich Granzer	33,844,918	75.83%	20,383,186	13,461,732	60.2252%	22,796

Proposal 3b
Jürgen Baumann	33,800,648	75.73%	20,490,800	13,309,848	60.6225%	29,442

Proposal 3c
John Borer	33,843,272	75.83%	20,233,771	13,609,501	59.7867%	24,442

Proposal 3d
Reinhard Eyring	33,839,918	75.82%	20,673,425	13,166,493	61.0918%	27,796

Proposal 3e
Hansjörg Plaggemars (non-discharge decision)	33,844,918	75.83%	20,579,186	13,265,732	60.8044%	22,796

Proposal 3f
Kevin Weber	33,844,918	75.83%	20,589,361	13,255,557	60.8344%	22,796

Countermotion 4
Election of Wilhelm K.T. Zours to the Supervisory Board	33,222,952	74.44%	13,151,896	20,071,056	39.5868%	644,762

Proposal 4
Election of Prof. Dr. Franca Ruhwedel to the Supervisory Board	33,847,273	75.84%	20,743,426	13,103,847	61.2854%	20,441

Proposal 5
Resolution concerning the appointment of the auditors of the separate and consolidated financial statements for the fiscal year ended December 31, 2018	33,857,177	75.86%	20,832,300	13,024,877	61.5299%	10,537

Proposal 7
Conducting a special audit relating to the circumstances of the acquisition of Cutanea Life Sciences, Inc. from Maruho	32,820,875	73.54%	12,681,408	20,139,467	38.6382%	63,078

Proposal 8
Conducting a special audit relating to the circumstances of the partnership agreement dated March 19, 2019 with the (indirect) major shareholder Maruho Co. Ltd. regarding the development of branded generics and sales of Ameluz	32,834,502	73.57%	12,696,645	20,137,857	38.6686%	49,451

Agenda Items	Number of Shares with Valid Votes	% of Registered Share Capital	Votes for	Votes Against	% Votes For	Votes Withheld

Proposal 9
Decision concerning the assertion of compensation claims against Management Board members Professor Dr. Lübbert and Schaffer and appointment of a Special Representative for the assertion of such claims pursuant to Section 147 (2) AktG	33,004,042	73.95%	12,579,081	20,424,961	38.1138%	52,535

Countermotion - 10
Withdrawal of agenda item 10 from the vote	33,222,952	74.44%	10,526,617	22,696,335	31.6848%	643,562

Proposal 10
Dismissal of Supervisory Board member Dr. Ulrich Granzer, election of a new Supervisory Board member and new election of a substitute member for the newly elected Supervisory Board member	33,808,487	75.75%	12,618,032	21,190,455	37.3221%	58,027

Proposal 11
Dismissal of Supervisory Board member Dr. John Borer, election of a new Supervisory Board member and new election of a substitute member for the newly elected Supervisory Board member	33,823,379	75.78%	12,708,050	21,115,329	37.5718%	43,135

Proposal 12
Amendment to the bylaws in Section 13 (Resignation from the Supervisory Board / dismissal from office)	33,824,325	75.78%	12,590,136	21,234,189	37.2221%	42,189

Proposal 13
Decision concerning the assertion of compensation claims against Management Board members Professor Dr. Lübbert and Mr. Schaffer as well as against Maruho Deutschland GmbH and Maruho Co. Ltd. pursuant to Section 147 (1) AktG and appointment of a Special Representative for the assertion of such claims pursuant to Section 147 (2) AktG	33,006,206	73.95%	12,578,808	20,427,398	38.1104%	50,371

Proposal 14
Cancellation of the resolution relating to agenda item 6 of the Ordinary General Meeting of Shareholders of 24 May 2017 (creation of Approved Capital in an amount of €4,000,000.00 with the possibility to exclude shareholders’ subscription rights), creation of a new Approved Capital 2019, and an amendment to the Company’s bylaws	33,831,255	75.80%	12,711,614	21,119,641	37.5736%	35,259

Proposal 15
Withdrawal of confidence from Management Board member Schaffer	33,790,427	75.71%	12,857,597	20,932,830	38.0510%	76,087

Countermotion – 7 (J)
Resolution to conduct a special audit on the circumstances of the acquisition of Cutanea Life Sciences, Inc. from Maruho Co. Ltd.	32,194,265	72.13%	12,588,181	19,606,084	39.1007%	643,788

Countermotion – 8 (K)
Resolution to conduct a special audit on the circumstances of the cooperation agreement dated March 19, 2019, with the (indirect) major shareholder Maruho Co. Ltd. concerning branded generics and further label expansions and distribution of Ameluz®.	32,194,491	72.13%	12,588,181	19,606,310	39.1004%	643,562

Countermotion – 9 (L)
Resolution on the assertion of claims for damages against the Management Board members Prof. Dr. Lübbert and Schaffer and appointment of a Special Representative to enforce these claims in accordance with S 147 (2) AktG	32,367,115	72.52%	12,588,181	19,778,934	38.8919%	643,562

Results of the voluntary partial tender offers

Maruho Deutschland GmbH Tender Offer

On April 15, 2019, Maruho Deutschland GmbH published an offer to our shareholders to acquire up to 4,322,530 of our registered non-par value shares for a cash payment of €6.60 per share. On May 27, 2019, the tender offer and the offer document were amended and updated and the cash payment offer was increased to €7.20 per share. Maruho Deutschland GmbH reported on July 24, 2019, the closing date of the offer, that the offer had been accepted for 3,499,056 shares. This represented approximately 7.84% of our outstanding share capital and voting rights as of such date. According to a beneficial ownership report on Schedule 13D filed by Maruho with the SEC on August 29, 2019, Maruho holds approximately 29.15% of our ordinary shares.

Deutsch Balaton Biotech AG and DELPHI Unternehmensberatung Aktiengesellschaft Tender Offers

On June 21, 2019, Deutsche Balaton Biotech AG and DELPHI Unternehmensberatung Aktiengesellschaft published a competing offer to the Company’s shareholders to acquire from them up to 500,000 of our shares for a cash payment of €7.20 per share. On July 1, 2019, the offer and the offer document were amended and updated and the cash payment offer was increased to €8.00 per share. Deutsche Balaton Biotech AG and DELPHI Unternehmensberatung Aktiengesellschaft reported on July 24, 2019, the closing date of such offers, that the offer had been accepted in full. This represents approximately 1.12% of the Company’s outstanding share capital and voting rights as of such date.

Deutsche Balaton Biotech AG and DELPHI Unternehmensberatung Aktiengesellschaft are indirectly controlled by Mr. Wilhelm K.T. Zours, an activist shareholder who has invested in our Company and, with his affiliates, is one of our major shareholders. A group of shareholders (the “reporting persons”) including Deutsche Balaton Biotech AG and DELPHI Unternehmensberatung Aktiengesellschaft, all of which are associated with Mr. Wilhelm K.T. Zours, and certain of his affiliates, filed with the SEC on February 3, 2020, an amended beneficial ownership report on Schedule 13D relating to their ownership of shares in our Company and reasons for their acquisition of such shares. According to such Schedule 13D, Mr. Wilhelm K.T. Zours, through and with the other reporting persons, as of February 3, 2020, holds voting power over approximately 13.4 million of our ordinary shares, representing approximately 29.9% of the total voting power of our outstanding ordinary shares. Because Mr. Wilhelm K.T. Zours, through and with the other reporting persons, controls over 25% of the total voting power of our outstanding ordinary shares, we believe he effectively holds or controls a blocking minority position in our Company that enables him to prevent the passage of certain resolutions of fundamental importance to our Company, including, in particular, capital increases with exclusion of subscription rights, capital decreases, the creation of authorized or conditional share capital, the dissolution of our Company, a merger of our Company with or into another company, split-offs and split-ups, the conclusion of inter-company agreements (Unternehmensverträge), as defined in the German Stock Corporation Act (Aktiengesetz) (in particular domination agreements (Beherrschungsverträge), and profit and loss transfer agreements (Ergebnisabführungsverträge)), and a change of the legal form of our Company.

In addition, in such Schedule 13D, as amended, the reporting persons represented that they desire to change the composition of the management board and supervisory board of our Company. In addition, certain of the reporting persons have previously proposed a number of resolutions at our annual meetings of shareholders and have demanded extraordinary meetings of our shareholders (most recently in December 2019) and have filed legal actions against us relating to actions taken at our meetings of shareholders.

Heidelberger Beteiligungsholding AG (“HDBH”) Proposed Tender Offer

The Schedule 13D filed on February 3, 2020 by Mr. Wilhelm K.T. Zours and his affiliates indicates that on January 28, 2020, HDBH, another entity indirectly controlled by Mr. Wilhelm K.T. Zours, announced its decision to publish a voluntary public takeover bid for all of our ordinary shares in exchange for shares of HDBH. As of the date of this Report on Form 6-K, HDBH’s proposed takeover bid remains subject to approval by Germany’s Federal Financial Supervisory Authority and cannot commence unless and until such approval is obtained.

Claim Filed Against Actions at Annual General Meeting

In September 2019, a claim for rescission and nullity was filed against resolutions of our annual general meeting held on July 10, 2019. With regard to agenda item 4 (Elections to the Supervisory Board), the claim is directed against the election of Prof. Dr. Franca Ruhwedel to our supervisory board and against the resolution of our annual general meeting not to elect Mr. Wilhelm K.T. Zours to our supervisory board. For agenda item 4, a declarative action was filed to overrule the resolution already agreed at our annual general meeting in order to recognize that Mr. Wilhelm K.T. Zours had been elected to our supervisory board. The claim is also directed against the negative resolutions of our annual general meeting under agenda items 7 (resolution to conduct a special audit on the circumstances of the acquisition of Cutanea Life Sciences, lnc. from Maruho), 8 (resolution to conduct a special audit on the circumstances of the cooperation agreement of March 19, 2019 with the (indirect) major shareholder Maruho concerning branded generics and indication extensions and distribution of Ameluz), 9 (resolution on the assertion of claims for damages against the members of our management board Prof. Dr. Lübbert and Mr. Schaffer as well as the appointment of a special representative for the assertion of these claims pursuant to Section 147 (2) the German Stock Corporation Act (“AktG”)), 10 (dismissal of supervisory board member Dr. Ulrich Granzer, election of a new supervisory board member as well as election of a new substitute member for the newly elected supervisory board member), 11 (dismissal of the supervisory board member Dr. John Borer, election of a new member of our supervisory board and election of a new substitute member for the newly elected supervisory board member), 12 (amendment of our articles of association in Section 13 (resignation/dismissal from office)), 13 (resolution on the assertion of claims for damages against the members of our management board Prof. Dr. Lübbert and Mr. Schaffer as well as against Maruho Deutschland GmbH and Maruho Co. Ltd. pursuant to Section 147 (1) AktG), 12 (amendment of our articles of association in Section 13 (resignation from office)), 13 (resolution on the assertion of claims for damages against the members of our management board Prof. Dr. Lübbert and Mr. Schaffer as well as against Maruho Deutschland GmbH and Maruho Co. Ltd. pursuant to Section 147 (1) AktG and the appointment of a special representative for the assertion of these claims pursuant to Section 147 (2) AktG) and 14 (cancellation of the resolution on agenda item 6 of our annual general meeting of May 24, 2017 (creation of authorized capital in the amount of €4,000,000.00 with the possibility of excluding shareholders’ subscription rights), creation of a new authorized capital 2019 and amendment of our articles of association). With regard to agenda items 7 to 14, a declarative action for a resolution was also filed, according to which it is to be recognized that our annual general meeting adopted the resolutions in accordance with the resolution proposals of Deutsche Balaton AG published for this purpose, in part in the form of counter-motions submitted to our annual general meeting. The action is pending before the Regional Court of Cologne.

Submission of Matters to a Vote of Security Holders

Biofrontera announced the results of its extraordinary general meeting held on December 19, 2019. The shareholders present represented 63.71% of our registered share capital.

The resolutions proposed by the Deutsche Balaton group, at whose request the extraordinary general meeting was held, and which were opposed by our Company’s management, were rejected by a majority of the shares voted at the meeting. The resolution proposed by our management to establish authorized capital was not approved by the required 75%-majority required by the German Stock Corporation Act.

Shareholder presence:

Registered share capital:	€44,849,365.00
Shares issued:	44,849,365
Shares represented (initial presence)	28,574,675
Percentage (%) of registered share capital represented	63.71%

Voting Results:

Agenda Items	Number of shares with Valid Votes	Share Capital	Votes for	Votes Against	% Votes For	Votes Withheld
Proposal 1 Cancellation of the resolution relating to agenda item 6 of the Ordinary Annual General Meeting of 24 May 2017 (creation of Approved Capital in an amount of EUR 4,000,000 with the possibility to exclude shareholders’ subscription rights), and creation of a new Approved Capital 2019, and an amendment to the Company bylaws	28,519,452	63.59	7,765,798	20,753,654	27.23	61,831
Proposal 2aa Confidence shall be withdrawn from Management Board member Prof. Dr. Lübbert	28,110,136	62.68	8,255,872	19,854,264	29.37	471,147
Proposal 2bb Confidence shall be withdrawn from Management Board member Thomas Schaffer	28,234,051	62.95	9,149,860	19,084,191	32.41	347,232
Proposal 2cc Confidence shall be withdrawn from Management Board member Christoph Dünwald	27,946,994	62.31	8,137,737	19,809,277	29.12	634,289
Proposal 3 Resolution concerning adding a new Section 7 (3a) to the Company’s bylaws (Approved Capital I with the possibility to exclude subscription rights only for fractional amounts)	28,514,736	63.58	19,722,126	8,792,610	69.17	66,337

Organizational Restructuring of Biofrontera and Resignation of Chief Commercial Officer Christoph Dünwald

Biofrontera’s Chief Commercial Officer, Christoph Dünwald, resigned from his position as Chief Commercial Officer and a member of our management board as of January 31, 2020. His resignation was the result of a mutual agreement with our Company in the course of an organizational restructuring. As of the date of such resignation, our management board consists of two members, our chief executive officer, Prof. Dr. Hermann Lübbert, and our chief financial officer, Thomas Schaffer.

As a result of the restructuring, Biofrontera’s worldwide sales operations have been organized into two groups: our sales and marketing group in the U.S., which represents our largest market, and our sales and marketing group in Europe. Since the reorganization, the management of our sales and marketing organization in Europe is being led by Dr. Matthias Naumann, who had been working for our Company as Sales Manager, Germany, since 2016. Since January 6, 2020, management of our sales and marketing organization in the U.S. is being led by Christopher Pearson, who had previously served as Vice President Commercial Strategy & Development at Aldeyra Therapeutics, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOFRONTERA AG

By:	/s/ Hermann Lübbert
Name:	Hermann Lübbert
Title:	Chief Executive Officer

By:	/s/ Thomas Schaffer
Name:	Thomas Schaffer
Title:	Chief Financial Officer

Date: February 12, 2020